Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

The following announcement was issued by Technip S.A. on May 19, 2016.

Paris, May 19, 2016

Frequently Asked Questions – for internal use only

1.	What are we announcing? What is happening?

•	We announced today that Technip and FMC Technologies have the intention to combine to create a global leader driving change by redefining the production and transformation of oil and gas. To do so, we have entered into a Memorandum of Understanding and expect to execute a definitive business combination agreement under which the companies will combine in an all-stock merger.

•	The combination of Technip and FMC Technologies will create a leader in Subsea, Surface and Onshore-Offshore, TechnipFMC, driven by innovation and technology.

•	The new company will have a combined revenue of $20 billion and a combined backlog of $20 billion. It will have more than 49,000 employees in over 45 countries.

2.	What is a Memorandum of Understanding?

•	A Memorandum of Understanding, or MOU, is a formal agreement between two or more parties outlining the terms and details of a mutual understanding. Though MOUs are not legally binding, they are considered serious documents by the law and signal that an official legal contract is imminent. Technip and FMC Technologies expect to complete the combination in the first quarter of 2017.

3.	Who is FMC Technologies? Why them?

•	FMC Technologies is a global leader in Subsea Products and Services (SPS) which brings field development engineering expertise, tender management, project management, plus a suite of industry leading products and systems.

•	We believe FMC Technologies and Technip are a great fit – we have complementary skills, technologies and capabilities. We share many of the same values and have similar cultures.

•	As you know, we have been engaged in a joint venture project, Forsys Subsea, since last year, and we believe the success of this partnership and demand from customers has demonstrated additional opportunity through a combination of our two companies.

4.	Why are the two companies combining?

•	Together, we will create significant additional value for the employees and the shareholders of both companies by expanding on the success we have already achieved through our alliance and joint venture Forsys Subsea.

•	Together, we will offer a new generation of comprehensive and flexible solutions across each market from concept to project delivery and beyond.

•	Our broader portfolio of solutions will increase innovation, improve execution, significantly reduce the cost of producing and transforming hydrocarbons and therefore enhance customer success.

•	In addition, TechnipFMC will bring together two complementary market leaders and their talented employees, building on the proven success of our existing alliance providing a strong basis for rapid integration.

•	The combined company will be larger, stronger and more diverse. It should thus be able to offer expanded opportunities to employees.

5.	When will the business combination be completed? What approvals are required?

•	The companies expect to complete the transaction in the first quarter of 2017, subject to the approval of both Technip and FMC Technologies shareholders, regulatory approvals and consents.

6.	Who will lead the combined company?

•	While there are still many decisions that have yet to be made, there are a number of important post-closing details we can already share with you: Technip Chairman and CEO, Thierry Pilenko, will serve as Executive Chairman of the combined company’s Board of Directors. Doug Pferdehirt, currently FMC Technologies’ President and COO, who FMC Technologies announced on May 9, 2016 will be appointed as CEO of FMC Technologies effective September 1, 2016, will serve as CEO of the combined company.

7.	Where will the new company be headquartered?

•	TechnipFMC will have its operational headquarters in Paris, France, (where the Executive Chairman will have his principal office), in Houston, Texas, USA (where the CEO will have his principal office), and in London, United Kingdom (where the Forsys Subsea JV is headquartered and the new corporation will be domiciled.

8.	Where will the combined company’s stock trade?

•	The combined company will trade on the New York Stock Exchange and will also trade on the Euronext Paris Stock Exchange.

9.	What does this announcement mean for me right now?

•	Until the transaction is complete, which we expect to occur in the first quarter of 2017, Technip and FMC Technologies remain separate companies and will continue to be joint venture partners through Forsys Subsea.

•	At this time, the most important thing you can do is continue to focus on your responsibilities while conducting safe operations. Our customers are counting on us to deliver and to consistently meet their needs in the safest and most efficient manner.

•	You should not share information with your counterparts or otherwise coordinate until the transaction is completed.

•	We appreciate your continued focus and commitment.

10.	Will this announcement have an immediate effect on day-to-day operations?

•	No. Until the transaction closes we will continue to operate as an independent company.

•	We are relying on all employees to continue serving our customers with the same quality and commitment they’ve come to expect from us.

•	While we are very enthusiastic about the transaction and what it will mean for our business in the long term, in the near term, our top priority will be continuing to operate as usual. You should not share information with your counterparts or otherwise coordinate until the transaction is completed.

•	The most important thing everyone can do is stay engaged, flexible and focused on your day-to-day responsibilities, maintain a safe work environment and continue to provide exceptional customer service.

11.	Should we expect changes to compensation and benefits?

•	Until the transaction is complete, which we expect to occur in the first quarter of 2017, Technip and FMC Technologies remain separate companies and continue to be joint venture partners through Forsys Subsea.

•	Your salary and benefits remain unchanged.

•	The combined company will be committed to providing comprehensive and competitive compensation and benefits for all employees.

12.	Will there be new opportunities in terms of jobs or relocation in the combined company?

•	Although there may be some overlap in certain functions, we are confident that, with a greater scale and a broadened offering, the combined company will create more opportunities for personal development and career progress. We will be better armed to achieve global growth and foster positive returns on our talent base.

•	We expect to communicate opportunities to employees as they are identified through the integration process after completing the transaction.

13.	Will there be layoffs as a result of this transaction? What about consolidation of offices or manufacturing facilities?

•	This combination is about positioning our business for growth, which we expect to translate into increased opportunities for many employees as we benefit from being part of a larger, more diverse company.

•	As we plan for the integration after closing, we expect to identify some areas of overlap in certain job functions as a result of the complementary nature of the two companies.

•	We are dedicated to being transparent as important decisions are made and committed to treating all employees at both companies fairly and with respect as we move through this process.

•	Overall, we expect that, with a greater scale and a broadened offering, the combined company will create more opportunities for personal development and career progress for employees.

•	Over the coming days and weeks, we will expand the integration planning team to include representatives of both companies to help develop a detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible.

•	We recognize that job security and compensation are on the minds of our employees and we are committed to keeping you informed as we move through this process.

•	The most important thing everyone can do is stay engaged, flexible and focused on your day-to-day responsibilities, maintain a safe work environment and continue to provide exceptional customer service.

14.	Is the ongoing restructuring plan within Technip still valid?

•	Yes, this plan, which intends to adapt our resources to resist to the current business environment, will continue to be implemented within the next months. It is currently on track. The move announced today allows us to shape our future and will take us further.

15.	Who is on the integration planning team? Can I join the integration planning team?

•	Over the coming days and weeks, we will expand the integration planning team to include representatives of both companies to help develop a detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible.

•	Employees will be directly informed if named to the integration planning team. Besides, you should not share information with your counterparts from FMC Technologies or otherwise coordinate until the transaction is completed.

16.	How can we keep up with the progress of the integration?

•	Until the transaction is complete, Technip and FMC Technologies remain separate companies and continue our joint venture partnership through Forsys Subsea.

•	We will only be planning for the integration – the execution of the plan will not happen until the transaction is complete, which we expect will occur in the first quarter of 2017.

•	We will keep employees informed of important updates as we move through this process.

17.	What will happen / change at our joint venture Forsys Subsea?

•	As you know, we have been engaged in a joint venture project, Forsys Subsea, since last year, and we believe the success of this partnership and demand from customers has demonstrated additional opportunity through a combination of our two companies.

•	Until this transaction closes, which we expect to occur in the first quarter of 2017, we will continue to operate as separate companies, and our alliance and joint venture will continue unchanged.

•	Following the close of the transaction, TechnipFMC will integrate Forsys Subsea into its combined operations.

18.	What will this mean for customers?

•	The combination of Technip and FMC Technologies will create a leader in Subsea, Surface and Onshore-Offshore, each supported by technology and innovation. Together, we will have a comprehensive and flexible offering across each market from concept to project delivery and beyond. This transaction will allow us to deliver more benefits to our customers through our broader portfolio of solutions which will increase innovation, improve execution, significantly reduce the cost of producing and transforming hydrocarbons and therefore enhance customer success.

•	Until this transaction closes, which we expect to occur in the first quarter of 2017, we will continue to operate as separate companies, and our alliance and joint venture will continue unchanged. Our relationships with our customers remain our top priority.

•	This announcement will not have any impact on our day-to-day operations and it remains business as usual. Your contacts will remain the same.

19.	Can I talk to people I know at the other company about this transaction?

•	Until the transaction closes, Technip and FMC Technologies will continue to operate separately. This means you must interact with your counterparts as you normally would.

•	For those employees at Forsys Subsea, you can continue to interact with your joint venture colleagues as normal, however, Forsys Subsea employees should not discuss anything related to the transaction.

•	Any conversations outside the normal course of business must be cleared by our legal department.

20.	What should I say if I am asked about this announcement?

•	If our customers ask about the merger, we ask that you emphasize that it is business as usual and that our relationship with them continues to remain our top priority.

•	With respect to questions you may get from others outside the company – such as investors, analysts, or the media – please note that employees, except for certain company executives, are not authorized to speak publicly or communicate externally, including on social media channels, about this announcement on the Company’s behalf.

•	If you receive any inquiries, please refer them to Christophe Bélorgeot at cbelorgeot@technip.com

21.	How can I get more information?

•	As always, we are committed to operating with transparency and we will keep you informed throughout this process.

THANK YOU